UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 9
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Highbury Financial Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42982Y109

(CUSIP Number)

William Neil
Chief Financial Officer and Acting Chief Executive Officer
Peerless Systems Corporation
2361 Rosecrans Avenue Suite 440
El Segundo, California 90245
(310)-536-0908

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

December 18, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42982Y109

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peerless Systems Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES	☐

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,070,355
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,070,355
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,070,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 42982Y109

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Timothy E. Brog
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES	☐

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,070,355(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,070,355(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,070,355(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%(1)
14	TYPE OF REPORTING PERSON IN

(1)
All securities set forth in this Schedule 13D are owned directly by Peerless Systems Corporation, a company of which Timothy E. Brog  (“Mr. Brog”) is a director.  Mr. Brog was nominated by Peerless for election as a director of Highbury..  Mr. Brog may be deemed to beneficially own the Highbury securities directly owned by Peerless.  Mr. Brog disclaims ownership of all such securities.

This Amendment No. 9 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 11, 2009, as amended by Amendments No. 1 to 8 (the "Schedule 13D"), by Peerless Systems Corporation ("Peerless") with respect to the securities of Highbury. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 4.	Purpose of the Transaction

Peerless and Timothy Brog, the Chairman of Peerless’  Board of Directors,  have entered into an agreement, dated December 18, 2009 (the “Agreement”), with Highbury Financial Inc. (“Highbury”)  pursuant to which Peerless has withdrawn (i) its nomination of Mr. Brog to Highbury’s board of directors at the 2009 annual meeting of Highbury stockholders (the “Annual Meeting”) and (ii) its intent to propose at the Annual Meeting resolutions to eliminate Highbury’s classified board and poison pill.

Under the Agreement, Peerless and Mr. Brog will (i) cease all of their proxy solicitation efforts with respect to the Annual Meeting, (ii) not vote any proxies obtained by them for the Annual Meeting, (iii) vote all of their shares of Highbury common stock in favor of the election of Highbury’s nominees, (iv) vote all of their shares in accordance with the recommendations of the Highbury board of directors with respect to the proposed merger as currently proposed (the “Merger”) of Highbury into a wholly-owned subsidiary of Affiliated Managers Group, Inc. (“AMG”), (v) waive their appraisal and dissenters’ rights with respect to the Merger and (vi) not take any action in opposition to the recommendations or proposals of the board of directors of Highbury or to effect a change of control of Highbury.

The Agreement further provides that if the Merger is not completed on or before July 16, 2010, or the merger agreement between Highbury and AMG with respect to the Merger (the “Merger Agreement”) is terminated, then the board of directors of Highbury will take all necessary action to appoint Mr. Brog to serve on the Highbury board of directors for a term expiring at the 2012 annual meeting of stockholders.  Highbury also has agreed to reimburse Peerless for $200,000 of its expenses incurred in the proxy contest with respect to the 2009 annual meeting of stockholders.  The parties also have agreed to customary mutual releases, covenants not to sue and non-disparagement provisions.

The Agreement will terminate upon the earliest of (i) the mutual agreement of the parties, (ii) consummation of the Merger, (iii) August 13, 2010 or (iv) the termination of the Merger Agreement.  The mutual releases and covenants not to sue will survive such termination.

The foregoing description of the Agreement is qualified in its entirety by the Agreement which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Peerless and Timothy Brog, the Chairman of Peerless’ Board of Directors, have entered into the Agreement, with Highbury pursuant to which Peerless has withdrawn (i) its nomination of Mr. Brog to Highbury’s board of directors at the 2009 Annual Meeting and (ii) its intent to propose at the Annual Meeting resolutions to eliminate Highbury’s classified board and poison pill.

Under the Agreement, Peerless and Mr. Brog will (i) cease all of their proxy solicitation efforts with respect to the Annual Meeting, (ii) not vote any proxies obtained by them for the Annual Meeting, (iii) vote all of their shares of Highbury common stock in favor of the election of Highbury’s nominees, (iv) vote all of their shares in accordance with the recommendations of the Highbury board of directors with respect to the Merger of Highbury into a wholly-owned subsidiary of AMG, (v) waive their appraisal and dissenters’ rights with respect to the Merger and (vi) not take any action in opposition to the recommendations or proposals of the board of directors of Highbury or to effect a change of control of Highbury.

The Agreement further provides that if the Merger is not completed on or before July 16, 2010, or the Merger Agreement is terminated, then the board of directors of Highbury will take all necessary action to appoint Mr. Brog to serve on the Highbury board of directors for a term expiring at the 2012 annual meeting of stockholders.  Highbury also has agreed to reimburse Peerless for $200,000 of its expenses incurred in the proxy contest with respect to the 2009 annual meeting of stockholders.  The parties also have agreed to customary mutual releases, covenants not to sue and non-disparagement provisions.

The Agreement will terminate upon the earliest of (i) the mutual agreement of the parties, (ii) consummation of the Merger, (iii) August 13, 2010 or (iv) the termination of the Merger Agreement.  The mutual releases and covenants not to sue will survive such termination.

The foregoing description of the Agreement is qualified in its entirety by the Agreement which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 10.2
Agreement, dated as of December 18, 2009, among Highbury Financial Inc., Peerless Systems Corporation and Timothy E. Brog.  (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Peerless Systems Corporation with the Securities and Exchange Commission on December 21, 2009.)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2009

PEERLESS SYSTEMS CORPORATION

By	: /s/ William Neil
Name: William Neil
Title: Chief Financial Officer and Acting Chief Executive Officer

/s/ Timothy E. Brog

TIMOTHY E. BROG